SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 27, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 27, 2026.

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Issuer:	BANCO MACRO S.A.

Period ended:	03/31/2026	Period of the year:	1st QUARTER

Date of Board of Director´s approval:			05/27/2026

Figures expressed in:		Thousands of pesos

Date of issuance of the current information:			05/27/2026

Signature Name:	Jorge Pablo Brito

Signature Position:	Chairman

Results of the period (in thousands of Pesos)

Net income for the period
Attributable to controlling interest – Profit	140,238,562
Attributable to non-controlling interests - Loss	-480,920
Total Net income for the period	139,757,642
Other comprehensive income
Other comprehensive income - Loss	-10,526,320
Total comprehensive income for the period
Attributable to controlling interest – Profit	129,712,242
Attributable to non-controlling interests - Loss	-480,920
Total comprehensive income for the period - Profit	129,231,322

Net Shareholders’ Equity (in thousands of Pesos)

Capital stock	639,390
Treasury stock	23
Adjustments to Shareholders’ Equity	1,806,370,293
Other contributions	12,429,781
Legal Reserve	1,532,731,179
Other Reserves	2,056,746,428
Unappropriated Retained Earnings	458,101,520
Other comprehensive income - Loss	-11,049,169
Total Net shareholders´equity attributable to controlling interest	5,855,969,445
Attributable to non-controlling interests	2,831,215
Total Net shareholders´equity	5,858,800,660

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	191,859,216	30.0055%
Other shareholders (Foreign Stock Exchange)	B	140,925,080	22.0397%
Delfín Jorge Ezequiel Carballo	A	4,901,415	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	118,526,495	18.5368%
Banco de Servicios y Transacciones S.A. (b)	A	5,995,996	0.9377%
Banco de Servicios y Transacciones S.A. (b)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,259	0.0529%
Other shareholders (Local Stock Exchange) ( c)	B	72,393,066	11.3218%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a)	Include ADRs VN 45,399 equivalent to VN 453,990 Class B shares.
(b)	Banco de Servicios y Transacciones S.A., as fiduciary of the Guarantee Trust JHB BMA.
(c)	Include VN 23,107 Class B shares held in treasury.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 27, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer